SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31 2003

This report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8, as amended (File No. 333-12732)

to the extent not superseded by documents or reports subsequently filed or submitted by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Enclosure:	STMicroelectronics N.V.’s First Half 2003:

•	Operating and Financial Review and Prospects

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, and Statements of Cash Flow and related Notes

•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets and Statements of Cash Flow and Notes thereto included elsewhere in this Form 6-K. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to those set forth below, see “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”, included in our annual report on Form 20-F for the year ended December 31, 2002 with the SEC as filed with the U.S. Securities and Exchange Commission on March 14, 2003 (the “Form 20-F”), and as which may be updated in our SEC filings from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements of assets, liabilities, revenues and expenses and of the disclosures of contingent liabilities in the accompanying Notes to the Consolidated Financial Statements. On an ongoing basis, we evaluate our estimates, including those related to volume rebates and price protection, product returns, doubtful debts, inventory allowances, investments, carrying values of intangible assets, goodwill and fixed assets, income taxes, restructuring expenses, pensions, contingency litigation and claims. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. However, actual results could materially differ from these estimates and may affect our financial results.

We believe the following critical accounting policies reflect our most significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at shipment. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. The provisions are based on the latest historical data and expected market prices evolution. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if the market conditions were to worsen, this could result in a reduction of net revenues due to higher product returns and price reductions at the time these adjustments will occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates.

Our allowances for doubtful accounts take into consideration losses that could arise from certain of our customers’ inability to make their payments. We base our estimates on historical trends, specific customers’ credit ratings and current economic trends. Although we have determined that our most significant customers are creditworthy, any failure on their part to make their payments would lead us to increase our allowances for doubtful accounts.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software which is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we estimate the expected discounted future cash flows associated with the intangible assets and compare this to the carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant estimates used in determining discounted future cash flows include the applicable industry’s sales volume forecast and selling price evolution, our market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain intangible assets.

•	Goodwill. Since January 1, 2002, goodwill acquired in business combinations has no longer been amortized and is subject to an annual impairment test to determine whether the carrying value should be reduced. Goodwill subject to potential impairment is determined by comparing the fair value of each reporting unit for which goodwill is allocated to the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 28 of the Consolidated Financial Statements included in our Form 20-F. Significant estimates used in determining discounted future cash flows include the applicable industry’s sales volume forecast and selling prices, the reporting unit market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse changes in market conditions or poor operating results of businesses acquired within reporting units which include goodwill from acquisitions may require impairment of certain goodwill.

•	Inventories. Inventories are stated at the lower of cost or market value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

•	Provisions for obsolescence are estimated for uncommitted inventories based on order backlog and the previous quarter’s sales and production-plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, this would require additional inventory write-down charges, negatively impacting cost of sales.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use for production.

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to the carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies. Any impairment is determined by comparing the carrying value of a tangible asset to the fair value estimated from its expected future cash flows. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities; these plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants.

•	Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We will record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

•	Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. We will record a provision when we estimate that the claim could successfully be asserted. In the event of litigation, which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim, based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Business Outlook

Preliminary year-over-year revenue estimates of semiconductor industry data for the first half of 2003 improved from levels recorded for the first half of 2002, while they remained flat on a sequential basis compared to the second half of 2002. The period was again characterized by a persistent negative trend in prices due to existing manufacturing overcapacity.

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors, dynamic random access memories (“DRAMs”), and optoelectronics devices).

According to preliminary year-over-year estimates of semiconductor industry data, the semiconductor industry experienced an increase in revenues of approximately 12% for the TAM in the first half of 2003 compared to the first half of 2002 and of approximately 16% for the SAM during the same period, while both the TAM and the SAM remained approximately flat on a sequential basis compared to the second half of 2002.

On a year-over-year basis, our net revenue performance in the first half of 2003 showed a marked improvement compared to the first half of 2002, while slightly decreasing by approximately 3% on a sequential basis compared to the second half of 2002. Net revenues for the first half of 2003 were $3,321 million, 15% above the $2,886 million reported for the first half of 2002, and approximately 3% below the $3,431 million reported for the second half of 2002. Based upon currently available estimates of preliminary industry data, we believe that our first half revenue performance, up 15% from the similar 2002 period, puts us above the industry average and basically in line with the growth rate of the markets we serve. Net revenues for the second quarter 2003 were $1,702 million, a 5.2% sequential increase over the first quarter of 2003 revenues of $1,618 million and 11.2% above second quarter of 2002 revenues of $1,531 million. We achieved solid sequential and year-over-year revenue growth in the second quarter of 2003. Despite the difficult industry conditions, which persisted during the period, we were able to take advantage of strengthened customer demand for specific applications within our target market segments.

In the second quarter of 2003, higher revenue levels translated into sequential improvement in gross profit. Gross margin also increased from the prior quarter but was penalized by pricing pressure and the negative impact of the decline of the U.S. dollar in the second quarter. The $41 million increase in gross profit did not translate into sequential increases in operating income and net income due to a confluence of several factors. Most significant among them was the rapid deterioration in the value of the U.S. dollar versus the euro and certain other currencies during the period. This particularly affected research and development and selling, general and administrative costs, which are primarily euro-denominated.

We continued to make investments to reinforce our leadership position as the market recovery evolves. This involved increased product design and development activities, new patent filings and marketing programs to address key customers as well as the integration of recent acquisitions.

Our profitability in the first half of 2003 was encumbered by three main factors:

•	negative pricing trends due to the industry’s manufacturing overcapacity

•	the impact of the U.S. dollar/euro exchange rate

•	our determination to continue to invest in research and development and other strategic programs

Looking ahead, we share the viewpoint of many industry analysts that the semiconductor market will increase within the range of approximately 8% to 12% for 2003, probably at the mid-point of approximately 10%. The improved pricing conditions, which we had expected to benefit from during the second half of 2003, however, have not materialized, and the global economic recovery has been delayed. Within this environment, we anticipate that our third quarter of 2003 revenues will range from $1.70 billion to $1.78 billion, equivalent to flat to mid-single-digit sequential growth compared to the second quarter of 2003 and a year-over-year increase of between approximately 3% and 8% compared to the third quarter of 2002.

Inventories increased on a sequential basis, partly due to our build-up of certain products to ensure on-time deliveries in the face of the SARS epidemic, and partly due to the effect of the weakened U.S. dollar. Cash and marketable securities remained close to $2 billion after completing the acquisitions of two Smart card services companies, the repurchase of an additional $214 million aggregate principal amount at maturity of our Zero Coupon Convertible Bonds due in 2010 and the increased dividend payment in the second quarter of 2003.

Reducing SARS-related inventory levels will be a priority, which along with difficult pricing conditions and the impact of a weak U.S. dollar, will penalize our gross margin, which is likely to be approximately 35% in the third quarter of 2003. Pricing and currency trends have led us to revise our fourth quarter of 2003 gross margin target range from 38%-40% to 36%-37%, depending on revenue levels.

The absence of an improved pricing environment and the uncertainty as to the timing and direction of a business recovery require us to adopt further measures to counter adverse industry conditions. During the third quarter of 2003, we will define a plan to increase our cost competitiveness by migrating at least one-half of our European and U.S. 150mm wafer production either to finer geometry 200mm wafer fabs or to our 150mm wafer fab in Singapore, while enhancing our overall manufacturing capacity. The plan, which will include a time-table, related impairment and restructuring charges, as well as manufacturing cost savings, will be announced once it is completed, which is expected to be no later than when we announce our third quarter 2003 results in October.

Maintaining a strong financial position takes on added importance during periods of economic uncertainties and we believe that we have distinguished ourselves as a result of our emphasis on liquidity and a conservative debt-to-equity ratio. Cash generation remains a priority in 2003. We had net cash from net income, adjusted for non-cash items of $972 million at June 28, 2003, and we ended the first half of the year with a positive free cash flow (defined as net cash from operating activities less net cash used in investing activities excluding payments for the purchase of and proceeds from the sale of marketable securities) of $54 million, a significant improvement from the negative $119 million of free cash flow recorded in the first half of 2002. We slightly reduced capital expenditures in the first half of 2003 to ensure that our resources were aligned with market demand, and we affirm that capital expenditures in 2003 will approximate the level of $1 billion in 2002. We ended the first half of 2003 with cash and marketable securities of $1,989 million and total debt (short-term and long-term) of $2,468 million, for a net negative financial position of $479 million. See “—Liquidity and Capital Resources.”

Our capital expenditures for 2003 are currently expected to be in the range of $1 billion, equivalent to the 2002 level, although we have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate investments in leading-edge technologies if market trends require. One-half of our capital expenditures will be primarily allocated to 300mm wafer projects and the expansion of leading-edge technology capacity, with the remainder earmarked for maintenance and optimization of existing plants. These investments, in concert with ongoing product development and strategic initiatives, are expected to strengthen our ability to gain additional and profitable market share as global economic and business conditions improve. For more information please refer to “—Liquidity and Capital Resources—Financial Outlook”.

In addition to the Risk Factors as set forth from time to time in our SEC filings, including in our Form 20-F, our operating results can also vary significantly due to impairment of goodwill booked pursuant to acquisitions and to the purchase of technologies and licenses from third parties. As of June 28, 2003, the value registered on our consolidated balance sheet for goodwill was $237 million and the value for technologies and licenses acquired from third parties was $231 million, net of amortization. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the semiconductor industry, the future cash flows may not support the value of goodwill and other intangibles registered in our balance sheet. We are required to make a test periodically to assess the fair value of such valuations. As a result of such tests, we could be required to book an impairment in our statements of income if the carrying value in our balance sheet is in excess of the fair value. The amount of such impairment is not predictable as it depends on projected results of operations and cash flows. However, such impairment, if required, could have a material adverse impact on our results of operations. See “Risk Factors” as set forth from time to time in our SEC filings, including in our Form 20-F.

Other Developments

In January 2003, we executed an agreement with a subsidiary of Alcatel for the transfer of a team of fifty-one engineers to us, together with associated assets, including certain intellectual property rights, and for the enhancement of an existing cooperation agreement between the two parties in the mobile phone market. The agreed purchase price for these assets was approximately €1 million.

During January 2003, we exercised the call option for the acquisition of the Tioga Technologies Ltd.’s activities. The purchase, which includes substantially all their assets and liabilities, amounting to $12 million, became effective during the second quarter of 2003.

On March 6, 2003, we repurchased approximately $429 million of the aggregate principal amount at maturity of our Zero Coupon Senior Convertible Notes due 2010 (our “2010 bonds”), representing nearly 20% of the total amount originally issued, for a total amount paid of approximately $328 million. The repurchased 2010 bonds have been cancelled. This repurchase had a negative impact as a one-time non-

operating pre-tax charge on our net income in the first quarter 2003, amounting to $8 million. Based on market interest rates, the 2010 bond buy-back made on March 6, 2003 will provide us with savings of approximately $6 million in interest in 2003, which will reduce the estimated negative impact of such repurchase on our net income to approximately $2 million before taxes in 2003, and a further estimated savings of approximately $10 million in interest for 2004.

At our Annual General Meeting held on March 12, 2003, our shareholders approved all the proposed resolutions, including the distribution of a cash dividend of $0.08 per share, doubling the level of the prior year’s cash dividend payment. The dividend was paid on April 22, 2003.

On March 25, 2003, we announced the acquisition of Proton World International N.V. (“PWI”), a leading Smart card software company that specializes in high-security payment and identification Smart card systems and has developed an extensive network throughout the financial services and banking sectors. The acquisition will significantly increase our Smart card system know-how, particularly in the key banking and financial fields. The addition of this software expertise will fully complement our leading-edge Smart card chip technology and is in-line with our highly successful and long-standing System-on-Chip approach. The transaction includes a cash consideration of €37 million (approximately $41 million) for the purchase of PWI, plus a business-related royalty payment for up to $25 million over the next 10 years. The transaction closed on April 24, 2003.

On April 24, 2003, we announced with Korea’s Hynix Semiconductor Inc. an agreement to jointly develop NAND Flash products that will be marketed by both companies. The agreement includes our rights to access certain manufacturing services for leading-edge technology NAND Flash, and we will provide to Hynix equipment for a value of $25 million.

On May 22, 2003, we announced the purchase from the IPM Group S.p.A. of the business of Incard S.p.A. and associated assets and liabilities, a transaction intended to strengthen our position in the Smart card business, for a total cash consideration of €75 million (approximately $89 million plus approximately $2 million in acquisition-related taxes and fees). Incard, which is based in Italy, has a manufacturing facility located in Marcianise, close to Naples, Italy. Incard had some 290 employees, a significant number of whom are technical experts working in R&D, product development and application support. The transaction closed on June 2, 2003.

On May 23, 2003, we reported that we had repurchased an additional $214 million of our 2010 bonds, representing 9.97% of the total amount originally issued, for a total amount of approximately $167 million. The repurchased 2010 bonds have been cancelled in accordance with the terms of the indenture. To date, we have repurchased 29.95% of the total amount originally issued of our 2010 bonds. As a result of the repurchase, we incurred a one-time non-operating pre-tax charge of approximately $6 million in the second quarter of 2003. Based on market interest rates, however, we expect this transaction to result in savings of approximately $2 million in interest expense in the second half of 2003, which will reduce the estimated negative impact of such repurchase on our net income to approximately $4 million before taxes in 2003, and a further estimated savings of approximately $5 million in interest for 2004. This represents the second bond buy-back effected by us this year. We may proceed with future repurchases of our 2010 bonds in accordance with applicable laws, regulations and stock exchange requirements.

On July 29, 2003, we announced the sale of $1.217 billion aggregate principal amount at issuance of Zero Coupon Senior Convertible Bonds due 2013 (our “2013 bonds”) in the international capital markets in a private placement transaction that has not been and will not be registered under the Securities Act of 1933, as amended and may not be offered or sold in the United States or to or for the benefit of U.S. persons absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. Our 2013 bonds will constitute our direct, unsubordinated and unsecured obligations and will carry a zero coupon and be subject to a decretion in the amount due upon redemption or at maturity to produce a negative yield of minus 0.5% on a semi-annual bond equivalent basis. We granted the managers an option to increase the issue size by up to 15% for a period of up to 30 days from settlement. Assuming full exercise of this option, proceeds from the offering would be approximately $1.4 billion. The holder of each 2013 bond will be entitled to convert each such bond into our common shares until maturity on July 5, 2013. The total amount of such shares will correspond to a maximum of 41.9 million underlying common shares, including the increase option, subject to adjustments. The conversion price is $33.43, equating to approximately a 55% premium above the average closing price of our shares on Euronext Paris and the Italian Stock Exchange on July 29, 2003.

Also on July 29, 2003, Finmeccanica Finance S.A., controlled by Finmeccanica, announced the sale of €438,725,000 (plus an over allotment option of up to €62.675,000) of senior unsecured exchangeable notes due 2010, guaranteed by Finmeccanica. The Finmeccanica notes would be exchangeable into up to 17.5 million of our existing common shares (up to an additional 2.5 million if an overallotment option is exercised by the managers) held by STMicroelectronics Holding II B.V. from January 2, 2004.

Results of Operations

Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICSs”), full custom devices and semicustom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. Our principal resource allocation decisions based on the Semiconductors business area are for ongoing expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. We manage our semiconductor products in four segments, following our four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and

Consumer and Microcontroller (collectively referred to as the “Groups”). We manage our revenues and internal operating income performance based on these segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (FAS 131).

The following tables present our internal net revenues and operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, we are using certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain items of costs are not charged to the Groups, including start-up costs of new manufacturing facilities, some strategic and special research and development programs, certain corporate level operating expenses, impairment and restructuring charges and other related closure costs as well as certain other miscellaneous charges.

	(unaudited)		(unaudited)
	Three Months Ended		Six Months Ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
	(in millions)		(in millions)
Net revenues:
Telecommunications, Peripherals and Automotive	$784	$731	$1,570	$1,387
Discrete and Standard ICs	299	267	572	485
Memory Products	287	246	549	481
Consumer and Microcontroller	313	263	595	487
Others(1)	19	24	35	46

Total	$1,702	$1,531	$3,321	$2,886

(1)	Includes revenues from sales of subsystems and other products not allocated to product groups.

	(unaudited)		(unaudited)
	Three Months Ended		Six Months Ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
	(in millions)		(in millions)
Operating income by product group:
Telecommunications, Peripherals and Automotive	$134	$146	$273	$279
Discrete and Standard ICs	24	39	47	59
Memory Products	(13)	1	(39)	4
Consumer and Microcontroller	8	11	20	18
Others(2)	(32)	(50)	(56)	(153)

Total operating income and product groups	$121	$147	$245	$207

(2)	Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.

	(unaudited)		(unaudited)
	Three Months Ended		Six Months Ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
	(in millions)		(in millions)
Reconciliation to consolidated operating income:
Total operating income of product groups	$153	$197	$301	$360
Strategic and other research and development programs	(10)	(27)	(17)	(56)
Start-up costs	(12)	(8)	(19)	(37)
Impairment and restructuring charges	—	(8)	—	(18)
Subsystems	2	—	4	1
Other non-allocated provisions	(12)	(7)	(24)	(43)
Total operating income of Others	(32)	(50)	(56)	(153)

Total	$121	$147	$245	$207

Net revenues by location of order shipment, by customers’ region of origin and by product family

The table below sets forth information on our net revenues by location of order shipment, by customers’ region of origin and by product family:

	(unaudited)		(unaudited)
	Three Months Ended		Six Months Ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
	(in millions)		(in millions)
Net Revenues by Location of Order Shipment:(1)
Europe	$490	$441	$961	$843
North America	232	228	460	428
Asia Pacific	730	675	1,432	1,268
Japan	86	65	158	110
Emerging Markets	164	122	310	237

Total	$1,702	$1,531	$3,321	$2,886

Net Revenues by Customers’ Region of Origin:(1)
Europe	$783	$648	$1,503	$1,222
North America	484	503	977	969
Asia Pacific	254	216	501	397
Japan	126	125	235	215
Emerging Markets	55	39	105	83

Total	$1,702	$1,531	$3,321	$2,886

Net Revenues by Product Family:
Differentiated Products	$1,179	$1,059	$2,311	$2,011
Standard & Commodities	96	93	184	172
Micro & Memories	206	190	406	361
Discretes	221	189	420	342

Total	$1,702	$1,531	$3,321	$2,886

(1)	For example, for revenues classified by location of order shipment, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. For revenues classified by customers’ region of origin, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as North America revenues.

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Net sales	100.0%	99.3%	99.9%	99.3%
Other revenues	0.0	0.7	0.1	0.7

Net revenues	100.0	100.0	100.0	100.0

Cost of sales	(64.3)	(62.4)	(64.7)	(64.4)

Gross profit	35.7	37.6	35.3	35.6

Operating expenses:
Selling, general and administrative	(11.2)	(10.4)	(11.0)	(10.4)
Research and development	(17.5)	(16.9)	(17.4)	(16.7)
Other income and expenses, net	0.1	(0.2)	0.5	(0.7)
Impairment, restructuring and other related closure costs	0.0	(0.5)	0.0	(0.6)

Total operating expenses	(28.6)	(28.0)	(27.9)	(28.4)
Operating income	7.1	9.6	7.4	7.2
Interest expense, net	(0.9)	(1.0)	(1.0)	(1.1)
Equity in loss of joint venture	(0.1)	(0.3)	0.0	(0.3)
Loss on extinguishment of convertible debt	(0.4)	—	(0.5)	—
Income before income taxes and minority interests	5.7	8.3	5.9	5.8
Income tax expense	(1.0)	(1.4)	(1.1)	(0.9)
Income before minority interests	4.7	6.9	4.8	4.9
Minority interests	0.0	(0.1)	0.0	(0.1)

Net income	4.7%	6.8%	4.8%	4.8%

Second Quarter of 2003 vs. Second Quarter 2002

During the second quarter of 2003, according to preliminary estimates of industry data, the semiconductor industry experienced a revenue increase of approximately 11% for the total available market (“TAM”) and of approximately 12% for our serviceable available market (“SAM”), compared to the second quarter of 2002, and approximately 4% for the TAM and approximately 6% for the SAM sequentially compared to the first quarter of 2003. During the second quarter of 2003, our net revenues registered an 11% increase compared to the second quarter of 2002, and a sequential increase of 5% compared to the first quarter of 2003.

Net revenues.    Net sales increased by 12.0% from $1,520 million in the second quarter of 2002 to $1,702 million in the second quarter of 2003, and increased sequentially by 5.2% from $1,617 million in the first quarter of 2003. On a year-over-year basis, the increase in our net sales in the second quarter of 2003 was primarily due to our sales volumes while our selling prices declined by approximately 6% due to the continuing pricing pressure on the market. Other revenues were largely below last year’s level because the prior contract for co-development services was terminated in December 2002. Net revenues increased 11.2%, from $1,531 million in the second quarter of 2002 to $1,702 million in the second quarter of 2003.

    The Telecommunications, Peripherals and Automotive Group’s net revenues increased by 7.3% compared to the second quarter of 2002, primarily as a result of an increase in volume and of a more favourable product mix. Revenues increased mainly in Telecommunications and in Automotive while sales in Peripherals were down. The Discrete and Standard ICs Group’s net revenues increased by 12.2% due to an increase in volumes of Discrete and Transistors. The Memory Products Group’s net revenues increased by 16.5% as a result of an increase in volume and a more favorable product mix, particularly in Flash and EEPROM. Memory Product revenues were also supplemented during the second quarter of 2003 by the acquisitions of Incard and PWI, which contributed $9 million in sales. The Consumer and Microcontroller Group’s net revenues increased 18.7%, mainly due to a strong increase in sales volumes in digital consumer products in our Set-top Box division and in cameras for cellular phones in our Imaging division. All product groups experienced declines in selling prices, particularly for standard products.

During the second quarter of 2003, we maintained our focus on differentiated ICs, which accounted for 69.3% of our net revenues, compared to 69.2% in the second quarter of 2002. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for 50.1% of our net revenues in the second quarter of 2003 compared to 52.1% of net revenues in the second quarter of 2002, while discrete devices accounted for 13.0% of our net revenues in the second quarter of 2003, compared to 12.3% of net revenues in the second quarter of 2002. Historically, these families of products, particularly analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well.

In the second quarter of 2003, 46.1% of our revenues came from customers with region of origin in Europe; 28.4% from North America; 14.9% from Asia Pacific; 7.4% from Japan; and 3.2% from Emerging Markets. Also by customers’ region of origin, Emerging Markets, Europe and Asia/Pacific posted solid year-over-year revenue gains, increasing 39.8%, 21.0% and 17.7%, respectively, while Japan slightly increased by 0.7% and North America decreased by 3.9%. By location of order shipment, 42.9% of our second quarter of 2003 revenues came from orders shipped to Asia-Pacific; 28.8% to Europe; 13.7% to North America; 9.6% to Emerging Markets; and 5.0% to Japan.

During the 2003 second quarter, we had several large customers, with the largest one, the Nokia Group of companies, accounting for 18.4% of our revenues. Our top-ten customers accounted for approximately 49% of our net revenues for the period.

Gross profit.    Our gross profit increased by 5.5%, from $576 million in the second quarter of 2002 to $607 million in the second quarter of 2003. As a percentage of net revenues, gross profit decreased from 37.6% in the second quarter of 2002 to 35.7% in the second quarter of 2003. This decrease was mainly due to the strong pricing pressure on our net sales and to the sharp weakening of the U.S. dollar exchange rate, which were partially compensated by overall improved manufacturing performances. The impact of changes in foreign exchange rates on gross profit in the second quarter of 2003 compared to the second quarter of 2002 was estimated to be negative since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 19.6% from $160 million in the second quarter of 2002 to $191 million in the second quarter of 2003. This increase was largely due to the depreciation of the U.S. dollar. In the second quarter of 2003, we maintained our cost-control programs initiated in 2001 and further developed during 2002. As a percentage of net revenues, selling, general and administrative expenses slightly increased from 10.4% in the second quarter of 2002 to 11.2% in the second quarter of 2003.

Research and development expenses.    Research and development expenses increased 15.3%, from $258 million in the second quarter of 2002 to $298 million in the second quarter of 2003. This increase resulted primarily from the impact of U.S. dollar depreciation and to greater spending in product design and technology for our core activities as a result of acquisitions. We continued to invest heavily in research and development during the second quarter of 2003, and we increased our research and development staff by approximately 950 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 16.9% in the second quarter of 2002 to 17.5% in the second quarter of 2003.

Other income and expenses, net.    Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the second quarter of 2003, the net effect of these items resulted in income of $3 million compared to an expense of $3 million in the second quarter of 2002. This increase in income was primarily due to higher research and development funding, lower start-up costs and lower miscellaneous expense items. The main items recorded in the second quarter of 2003 were income of $15 million for research and development funding and expense of $12 million for start-up costs, mainly for our new 300mm fabs in Crolles 2 and Catania M6. Start-up costs in the second quarter of 2002 were approximately $8 million and were mainly related to the manufacturing activities in our new 200 mm fabs in Italy and in France.

Impairment, restructuring and other related closure costs.    In the second quarter of 2003, we did not record any expense for impairment, restructuring and other related closure costs, while in the second quarter of 2002, we recorded a charge of $8 million, mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of our fabs in Ottawa, Canada and Rancho Bernardo, California.

Operating income.    Operating income decreased from $147 million in the second quarter of 2002 to $121 million in the second quarter of 2003, despite the 11.2% increase in our net revenues. This decrease in operating income is primarily due to the impact of declining selling prices and to the significant depreciation of the U.S. dollar exchange rate. The impact of changes in foreign exchange rates on operating income in the second quarter of 2003 compared to the second quarter of 2002 was estimated to be unfavorable because the depreciation of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these currency impacts on these costs were significantly higher than the favorable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the second quarter of 2003, operating income for our Telecommunications, Peripherals and Automotive Group decreased to $134 million from $146 million in the second quarter of 2002. Operating income for our Discrete and Standard ICs decreased to $24 million in the second quarter of 2003 from $39 million in the second quarter of 2002, and operating income for our Consumer and Microcontroller Group decreased to $8 million in the second quarter of 2003 from $11 million in the second quarter of 2002, while the Memory Product Group registered an operating loss of $13 million in the second quarter of 2003 compared to an operating income of $1 million in the second quarter of 2002. Deterioration of operating results was mainly due to the decline in selling prices caused by difficult market conditions, particularly for standard products, and to higher cost of sales and operating expenses due to the U.S. dollar exchange rate depreciation.

Interest expense, net.    Interest expense, net remained flat at $16 million in the second quarter of 2003 compared to the second quarter of 2002. Our interest income on our available cash decreased from $13 million in the second quarter of 2002 to $9 million in the second quarter of 2003 as a result of the sharp decline in U.S. dollar-denominated interest rates. Interest expense, which is mainly related to our long-term debt of outstanding convertible bonds issued at fixed rates, decreased to $25 million in the second quarter of 2003 from $29 million in the second quarter of 2002 due to repurchase during the first half of 2003 of approximately 29.95% of the total amount originally issued of our 2010 bonds.

Equity in loss of joint venture.    During the second quarter of 2003, we registered a net loss of $1 million, while in the second quarter of 2002 we incurred a net loss of $3 million on our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. in 2001.

Loss on extinguishment of convertible debt.    In the second quarter of 2003, we registered a one-time pre-tax charge of $6 million related to the repurchase of approximately $214 million of the aggregate principal amount at maturity of our 2010 bonds. This charge included the price paid in excess of the bonds’ accreted value and the write-off of the related capitalized offering expenses.

Income tax expense.    Income tax expense was $21 million in the second quarter of 2002 and $18 million in the second quarter of 2003. The decrease in income tax expense was due to the decrease in income before income tax and minority interests, while the effective tax rate slightly increased during the period. The effective tax rate was 18.0% in the second quarter of 2003 compared to 16.7% in the second quarter of 2002.

Net income.    For the second quarter of 2003, we had a profit of $80 million compared to a profit of $105 million for the second quarter of 2002 and a profit of $79 million for the first quarter of 2003. Basic and diluted earnings per share for the second quarter of 2003 was $0.09, compared to basic and diluted earnings of $0.12 per share for the second quarter of 2002 and basic and diluted earnings of $0.09 per share for the first quarter of 2003.

First Half of 2003 vs. First Half of 2002

During the first half of 2003, according to preliminary estimates of industry data, the semiconductor industry experienced an increase in revenues of 12% for the TAM and of approximately 16% for the SAM, compared to the first half of 2002, while sequentially compared to the second half of 2002 both the TAM and the SAM were basically unchanged. During the first half of 2003, our net revenues registered a 15% increase compared to the first half of 2002, and a 3% sequential decline compared to the second half of 2002.

Net revenues.    Net sales increased by 15.8% from $2,866 million in the first half of 2002 to $3,319 million in the first half of 2003. On a year-over-year basis, the increase in our net sales in the first half of 2003 was primarily due to our sales volumes while our selling prices declined by approximately 6% due to continuing pricing pressure. Other revenues were largely below last year’s level because the prior contract for co-development services was terminated in December 2002. On a year-over-year basis, net revenues increased by 15.0%, from $2,886 million in the first half of 2002 to $3,321 million in the first half of 2003.

The Telecommunications, Peripherals and Automotive Group’s net revenues increased by 13.2% in the first half of 2003 compared to the first half of 2002, primarily as a result of an increase in volumes and more favorable product mix. Major increases in revenues were mainly in the Telecommunications and Automotive divisions, while the Peripherals division slightly declined. The Discrete and Standard ICs Group’s net revenues increased by 17.8% due to an increase in volumes of Discrete, Transistors and Standard Commodities. The Memory Products Group’s net revenues increased by 14.0% as a result of a strong increase in volumes and a more favorable product mix, particularly for Flash and EEPROM. The Consumer and Microcontroller Group’s net revenues increased 22.1% mainly due to a strong increase in sales volumes in most of its business units: Set-top Box, Imaging, Display and TV and Microcontrollers, while the DVD business unit registered a decrease in sales. All product groups experienced declines in selling prices, particularly for Memory Products.

During the first half of 2003, we maintained our focus on differentiated ICs, which accounted for 69.6% of our net revenues, compared to 69.7% in the first half of 2002. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for 51.3% of our net revenues in the first half of 2003, compared to 52.3% in the first half of 2002, while discrete devices accounted for 12.7% of our net revenues in the first half of 2003, compared to 11.9% in the first half of 2002.

In the first half of 2003, 45.3% of our revenues came from customers originating in Europe; 29.4% from North America; 15.1% from Asia Pacific; 7.1% from Japan; and 3.1% from Emerging Markets. Customers originating in Emerging Markets, Asia Pacific and Europe regions posted higher year-over-year revenue gains, with increases of 26.4%, 26.1% and 22.9% respectively. Japan increased a solid 9.6%, while North America registered a marginal 0.8% increase. By location of order shipment, 43.1% of our first half of 2003 revenues came from orders shipped to Asia-Pacific; 28.9% to Europe; 13.9% to North America; 9.3% to Emerging Markets; and 4.8% to Japan. During the first half of 2003, we had several large customers, with the largest one, the Nokia Group of companies, accounting for 18.2% of our revenues. Our top-ten customers accounted for approximately 50% of our net revenues during the first half of 2003.

Gross profit.    Our gross profit increased by 14.2% in the first half of 2003, from $1,028 million in the first half of 2002 to $1,174 million in the first half of 2003. As a percentage of net revenues, gross profit slightly decreased from 35.6% in the first half of 2002 to 35.3% in the first half of 2003. This decrease was mainly due to the decline in average selling prices and to the negative impact of U.S. dollar depreciation, which were not offset by the increase in our net sales and by the improvements in our manufacturing performance. The impact of changes in foreign exchange rates on gross profit in the first half of 2003 compared to the first half of 2003 was estimated to be negative, since the negative currency impact on cost of sales generated by the weaker U.S. dollar versus the euro and other currencies was greater than the favorable impact on net revenues. See “—Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 21.2% from $301 million in the first half of 2002 to $366 million in the first half of 2003. This increase was largely due to the depreciation of the U.S. dollar. In the first half of the year, we maintained our cost-control programs initiated in 2001 and further developed during 2002. As a percentage of net revenues, selling, general and administrative expenses slightly increased from 10.4% in the first half of 2002 to 11.0% in the first half of 2003.

Research and development expenses.    Research and development expenses increased 20.5%, from $482 million in the first half of 2002 to $581 million in the first half of 2003. This increase resulted primarily from the impact of U.S. dollar depreciation and to greater spending in product design and technology for our core activities. We continued to invest heavily in research and development during the first half of 2003, and we increased our research and development staff by approximately 950 people during the last twelve months. We continued to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production or process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 16.7% in the first half of 2002 to 17.5% in the first half of 2003.

Other income and expenses, net.    Other income and expenses, net include, among other items, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the first half of 2003, the net effect of these items resulted in income of $18 million compared to an expense of $20 million in the first half of 2002. This increase in income was primarily due to, among several miscellaneous items, significantly lower start-up costs and higher research and development funding. The main items included in this balance corresponded to income of $34 million for research and development funding and expense of $20 million for start-up costs, mainly for our new 300mm fabs in Crolles 2 and Catania M6. Funding in 2002 was approximately $23 million and start-up costs in 2002 were approximately $38 million and were mainly related to manufacturing activities in our new 200 mm fabs in Singapore, in Italy and in France.

Impairment, restructuring and other related closure costs.    In the first half of 2003, we did not record any expense for impairment, restructuring and other related closure costs, while in the first half of 2002 we recorded a charge of $18 million, mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada and Rancho Bernardo, California.

Operating income.    Operating income increased from $207 million in the first half of 2002 to $245 million in the first half of 2003, primarily as a result of the significant increase in our net revenues. The impact of changes in foreign exchange rates on operating income in the first half of 2003 compared to the first half of 2002 was estimated to be unfavorable because the depreciation of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and the currency impact on these costs was higher than the favourable impact on net sales. See “—Impact of Changes in Exchange Rates”.

In the first half of 2003, operating income in our Telecommunications, Peripherals and Automotive Group marginally decreased to $273 million in the first half of 2003 from $279 million in the first half of 2002. Operating income in our Discrete and Standard ICs Group decreased to $47 million in the first half of 2003 from $59 million in the first half of 2002, and operating income in our Consumer and Microcontroller Group slightly increased to $20 million in the first half of 2003 from $18 million in the first half of 2002, while the Memory Product Group registered an operating loss of $39 million in the first half of 2003 compared to an operating income of $4 million in the first half of 2002. Deterioration of operating results was mainly due to a decline in average selling prices caused by difficult market conditions, particularly in standard products and by the negative impact on cost of sales and operating expenses of the U.S. dollar depreciation.

Interest expense, net.    Interest expense, net increased from $31 million in the first half of 2002 to $33 million in the first half of 2003 due to the decrease in interest income on our available cash as a result of the sharp decline in U.S. dollar-denominated interest rates. Interest expense slightly decreased because of the repurchase in the first half of 2003 of approximately 29.95% of the total amount originally issued of our 2010 bonds.

Equity in loss of joint venture.    During the first half of 2003, we registered a loss of $1 million, while in the first half of 2002 we incurred a net loss of $7 million on our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. in 2001.

Loss on extinguishment of convertible debt.    In the first half of 2003, we registered a one-time pre-tax charge of $15 million related to the repurchase of approximately $643 million of the aggregate principal amount at maturity of our 2010 bonds. This charge included the price paid in excess of the 2010 bonds’ accreted value and the write-off of the related capitalized offering expenses.

Income tax expense.    Income tax expense increased from $29 million in the first half of 2002 to $35 million in the first half of 2003. The increase in income tax expense was due to the increase in income before income tax and minority interests, while only a minor variation was registered in the effective tax rate. The effective tax rate was 18.0% in the first half of 2003 compared to 17.1% in the first half of 2002.

Net income.    For the first half of 2003, we had a profit of $159 million compared to a profit of $138 million for the first half of 2002 and a profit of $292 million for the second half of 2002. Basic and diluted earnings per share for the first half of 2003 was $0.18, compared to basic and diluted earnings of $0.15 per share for the first half of 2002.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currencies areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2003, the U.S. dollar has depreciated significantly in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Unaudited Interim Statement of Income for the first half of 2003 includes income and expense items translated at the average rate for the period. For the months of January, February, March, April, May and June of 2002, the average rate of the euro to the U.S. dollar was respectively €1 for $0.88, $0.89, $0.88, $0.88, $0.91, $0.93 in 2002, compared to €1 for $1.05, $1.08, $1.09, $1.08, $1.11 and $1.18, in 2003, respectively. The average rate of the euro to the U.S. dollar was €1 for $1.12 in the second quarter of 2003. A continuation in the decline of the U.S. dollar compared to the other major currencies which affect our operations would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. However, there is no guarantee that we will be at any time capable of reaching a complete balance, and, consequently, our result of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time, we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. The introduction of the euro as of January 1, 1999 has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At June 28, 2003, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euro and in Singapore dollars.

For a more detailed discussion, see “Risk Factors—Risks Factors related to our operations—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth from time to time in our SEC filings, including in our Form 20-F.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. All of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A-” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. See “—Quantitative and Qualitative Disclosures about Market Risk.”

At June 28, 2003, cash and cash equivalents totaled $887 million, compared to $2,562 million at December 31, 2002, and marketable securities totaled $1,102 million at June 28, 2003, compared to $2 million at December 31, 2002. In the first half of 2003, we invested $1,100 million of existing cash in credit-linked deposits or similar instruments issued by several primary banks to maximize the return on available cash. These credit-linked instruments have returns that depend on credit events of certain underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-”; and in our convertible bonds (for an amount of $60 million). With our convertible bonds included in the underlying debt of the credit-linked deposits, preferential credit protection is being offered to a financial institution in the event we default on repayment of our outstanding convertible bonds. Interest on these instruments is paid quarterly, and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments on December 30, 2003 or on December 31, 2003, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Liquidity

Net cash from operating activities.    The major source of cash during the first half of 2003 and in prior periods was cash provided by operating activities. Our net cash from operating activities totaled $776 million in the first half of 2003, compared to $642 million in the first half of 2002.

Net cash from net income, adjusted for non-cash items, was $972 million in the first half of 2003, an increase of approximately 13% from $863 million in the first half of 2002, mainly due to the increase in net income and in depreciation and amortization in the first half of 2003.

Changes in our assets and liabilities resulted in net cash used of $196 million in the first half of 2003, compared to net cash used of $221 million in the first half of 2002. In the first half of 2003, the increase in our trade accounts receivable used net cash of $78 million, while it used net cash of $72 million in the first half of 2002. As of June 28, 2003 no trade receivables had been sold to financial institutions. Our higher levels of inventory used net cash of $115 million in the first half of 2003, while in the first half of 2002 inventory used net cash of $35 million. The inventory increase in the first half of 2003 was higher than the increase in the first half of 2002 since our manufacturing plants, mainly in the front end, were operating almost at full capacity during the second quarter of 2003. On the contrary, in the first half of 2002, some of our fabs were operating below their capacity. Finally, our trade payables and other assets and liabilities used $3 million in cash in the first half of 2003, compared to $114 million used in the first half of 2002, mainly due to the increase of our trade payables.

Net cash used in investing activities.    Net cash used in investing activities was $1,822 million in the first half of 2003, compared to $1,958 million in the first half of 2002. The purchase of marketable securities, as short-term investments, was the major use of cash in investing activities and accounted for $1,100 million in the first half of 2003 and $1,198 million in the first half of 2002. Excluding marketable securities, cash used in investing activities was $722 million in the first half of 2003, slightly lower than the $761 million cash used in investing activities in the first half of 2002. Payment for the purchase of tangible assets was $554 million for the first half of 2003, an increase from $472 million in the first half of 2002. In the first half of 2003, cash used for investments in intangible and financial assets and payments for acquisitions was $168 million, of which $139 million related to the acquisition of the activities of PWI, Tioga and Incard, while it was $227 million in the first half of 2002, mainly spent for the acquisition of Alcatel Microelectronics.

Free cash flow.    We define free cash flow as net cash from operating activities minus net cash used in investing activities excluding payment for purchase and proceeds from the sale of marketable securities. We believe free cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities. Free cash flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. The free cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flows, without adjustment to the U.S. GAAP amounts presented:

	(Unaudited)
	Six Months Ended
	June 28, 2003	June 29, 2002
	(in millions)
Net cash from net income, adjusted for non-cash items	$972	$863
Changes in assets and liabilities, net	(196)	(221)

Net cash from operating activities	776	642
Net cash used in investing activities	(1,822)	(1,958)
Payment for purchase and proceeds from sale of marketable securities	1,100	1,197

Free cash flow	$54	($119)

We generated favorable free cash flow of $54 million in the first half of 2003, compared to the negative free cash flow of $119 million in the first half of 2002. This improvement resulted mainly from the increase in net cash provided by operating activities and from the reduction of net cash used in investing activities.

Net cash used in financing activities.    Net cash used in financing activities was $632 million in the first half of 2003 and $217 million in the first half of 2002. During the first half of 2003, the cash used for the repayment of long-term debt was $550 million. On March 6, 2003, we repurchased approximately $429 million aggregate principal amount at maturity of our 2010 bonds, for a total cash amount of approximately $328 million. These bonds have been cancelled and were equivalent to 3,996,136 shares. On May 22, 2003, we repurchased approximately $214 million aggregate principal amount at maturity of our 2010 bonds, for a total cash amount of approximately $167 million. These bonds have been cancelled and were equivalent to 1,994,480 shares. During the first half of 2003, we did not repurchase any of our common shares.

Capital Resources

Net financial position.    We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it measures our capital resources based on cash, cash equivalents or marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Audited Consolidated Balance Sheet as at December 31, 2002 and our Unaudited Interim Consolidated Balance Sheet as at June 28, 2003, without adjustment to the U.S. GAAP amounts presented:

	As at
	June 28, 2003	Dec. 31, 2002
	(unaudited)	(audited)
	(in millions)
Cash and cash equivalents	$887	$2,562
Marketable securities	1,102	2

Total cash position	1,989	2,564
Bank overdrafts	(4)	(19)
Current portion of long-term debt	(176)	(146)
Long-term debt	(2,288)	(2,797)
Total financial debt	(2,468)	(2,962)

Net financial position	($479)	($398)

The net financial position (cash, cash equivalents and marketable securities net of total financial debt) as of June 28, 2003, resulted in a net negative financial position of $479 million, increasing from a net negative financial position of $398 million as of December 31, 2002. The more negative net financial position is due to the $71 million dividend payment and to the negative impact of exchange rate variations, balanced by the $54 million favorable free cash flow. The repurchase of approximately 29.95% of our 2010 bonds did not have any material effect on our net financial position since the use of cash was almost totally offset by the decrease in debt.

At June 28, 2003, the aggregate amount of our long-term debt was approximately $2,288 million, of which $790 million consisted of Zero Coupon Subordinated Convertible Liquid Yield Option™ Notes due 2009 (our “2009 bonds”) and $1,143 million of Zero Coupon Senior Convertible Bonds due 2010 (our “2010 bonds”). Additionally, the aggregate amount of our short-term credit facilities was approximately $1,135 million, under which approximately $1,131 million of indebtedness was outstanding.

As of the end of the first half of 2003, we currently have the following credit ratings on our remaining convertible debt:

	Moody’s Investors Service	Standard & Poor’s
LYONs due 2009	Baa1	BBB+
Convertible bonds due 2010	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Commitments and Contingencies

Our commitments as of June 28, 2003 were as follows:

	Payments due by period
	Total	2003	2004	2005	2006	2007	Thereafter
	(millions of U.S.$)
Operating leases(1)	(138)	(13)	(20)	(17)	(14)	(13)	(61)
Purchase commitments(2)	(895)	(689)	(124)	(65)	(17)	—	—
Contingent obligations(3)	(40)	(16)	(3)	(3)	(3)	(3)	(12)

	(1,073)	(718)	(147)	(85)	(34)	(16)	(73)

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations related to additional contractual amounts which could be paid for future capital increases in the joint venture with Hitachi, Ltd. and the contingent royalty payments associated with the acquisition of PWI.

Contractual Obligations

Our contractual obligations as of June 28, 2003 were as follows:

As of June 28, 2003
(millions of U.S.$)
Capital leases	$34
Minimum payments for future leases (from 2003 to 2007 and thereafter)	138
Equipment purchase	532
Foundry purchase	167
Software, technology licenses and design	196
Capital increases(1)	3

Total	$1,070

(1)	Includes capital increases or repurchases in the agreement with DNP Photomask Europe S.p.A.

Financial Outlook

We currently expect that capital spending for the full year 2003 will be in the range of $1 billion, equivalent to the 2002 level, although we have the flexibility to modulate our investments up or down in response to changes in market conditions, and we are ready to accelerate investments in leading-edge technologies if market trends require. As of June 28, 2003, we had $532 million in outstanding commitments for purchases of equipment. The most significant of our 2003 capital expenditure projects are expected to be (i) the completion of the first phase of the joint project with Philips Semiconductors International B.V. and Motorola towards the start-up of the 300mm pilot line in Crolles (France); (ii) the expansion of our 200mm and 150mm front-end facilities in Singapore; (iii) the expansion of the 200mm front-end plant in Rousset (France); (iv) the construction of the building for our 300mm wafer volume manufacturing fabrication facility in Catania (Italy); (v) the upgrading of the 200mm front-end facility in Agrate (Italy); and (vi) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions.

We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

In addition, pursuant to the terms of the 2009 and 2010 bonds, we have agreed to purchase, at the option of the holder, any outstanding 2009 bond for cash or shares on September 22, 2004 and any outstanding 2010 bond for cash on January 17, 2005. At June 28, 2003, the amount of our long-term debt consisting of 2009 bonds was $790 million and $1,143 million of 2010 bonds. On March 6, 2003, we repurchased approximately $429 million aggregate principal amount at maturity of our 2010 bonds, representing nearly 20% of the total amount originally issued, for an amount paid of approximately $328 million. On May 23, 2003, we repurchased approximately $214 million of our 2010 bonds, representing 9.97% of the total amount originally issued, for an amount paid of approximately $167 million.

There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2003.

Impact of Recently Issued U.S. Accounting Standards

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123 (“FAS 148”). This statement provides alternative transition methods for voluntary changes to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the interim required disclosures will be significantly similar to the annual disclosures. The transitional provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 15, 2002. We incorporated the required disclosures in the Notes to our Interim Consolidated Financial Statements included elsewhere in this Form 6-K.

In January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 are effective by June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. We adopted FIN 46 and identified the following possible VIEs under the existing contracts:

•	a new joint venture established with Dai Nippon for the development and production of photomask in which we have a 19% ownership and have committed to contribute certain future capital increases; and

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where we own 44% and have commitments for future capital increases.

For these VIEs, we estimate that there is no material exposure to loss as a result of consolidation of the potential VIEs that could materially impact our results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). The Standard specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard covers a limited number of instruments that are to be classified as liabilities.

FAS 150 requires issuers to classify as liabilities the following types “freestanding” financial instruments:

•	mandatorily redeemable financial instruments

•	obligations to repurchase the issuer’s equity shares by transferring assets

•	certain obligations to issue a variable number of shares

FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning June 15, 2003. We have early adopted FAS 150 in the second quarter of 2003, and determined that FAS 150 has no material effect on our financial position or results of operations.

Backlog and Customers

Our backlog decreased steadily in 2001 from the levels of 2000, reflecting the industry downturn. Our backlog increased in 2002, in line with the progressive recovery of the semiconductor industry, driven mainly by increased sales volumes that are partially offset by low selling prices. Our new order booking rate (including new frame orders) was particularly strong in the first part of 2002, and was coupled with a cycle of inventory replenishment by the electronics industry that followed a significant reduction in demand in 2001. During the first half of 2003, bookings were higher than in the second half of 2002 and also slightly higher than the first half of 2002. At June 28, 2003, our total backlog (including frame orders) was approximately 13% higher than it was at June 29, 2002. In difficult market conditions, customers tend to order products for immediate delivery, which leads us to build up inventory of key products in anticipation of orders and lowers our backlog.

During the first half of 2003, we had several large customers, with the Nokia group of companies being the largest and accounting for 18.2% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 81.3% of our net revenues, of which the top-ten OEM customers accounted for 47.4%. Distributors accounted for 18.7% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of June 28, 2003.

Year	Transaction	Number of shares	Nominal value (euro)	Cumulative Amount of capital (euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital	Amount of issue premium (euro)	Cumulative— issue premium (euro)
December 31, 2002	Exercise of options and employee stock purchases and conversion of Convertible Bonds	1,824,373	1.04	936,960,496	900,923,554	1,897,348	27,614,931	1,675,783,751

June 28, 2003	Exercise of options and employee stock purchases	308,636	1.04	937,281,478	901,232,190	320,981	2,479,933	1,678,263,684

The following table summarizes the amount of common shares authorized to be granted, exercised, cancelled and outstanding as of June 28, 2003.

	1995 Plan	2001 Plan	Supervisory Board Plans	Total
Remaining amount authorized to be granted	0	25,952,933	132,000	26,084,933
Amount exercised	6,347,191	0	199,000	6,546,191
Amount cancelled	1,874,496	1,144,136	159,000	3,177,632
Amount outstanding	23,340,254	34,047,067	729,500	58,116,821

In 2002, our Telecom, Peripherals and Automotive Groups’ operating income increased to $613 million (and not $630 million as previously reported), improving from $589 million in 2001. In 2002, our net cash from operating activities before changes in working capital increased from $1,912 million in 2001 to $1,964 million in 2002, and not from $1,902 million to $1,958 million as previously reported. Changes in our working capital, current assets and current liabilities resulted in the net use of cash of $251 million in 2002, and not $245 million as previously reported. Changes in our working capital, current assets and current liabilities resulted in net cash provided of $145 million in 2001, and not in net cash used as previously reported. Changes in our working capital, current assets and current liabilities resulted in the net use of cash of $165 million in 2000, and not in net cash provided as previously reported.

Disclosure Controls and Procedures

As of the end of the period ending June 28, 2003, our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Statement Regarding Forward Looking Statements

Some of the statements contained in the “Overview—Business Outlook” and in the “Liquidity and Capital Resources—Financial Outlook” that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Risks and uncertainties could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	The demand for semiconductor products in the key application markets served by our products

•	The intensively competitive and cyclical nature of the semiconductor industry, and our ability to compete in products and prices in such an environment

•	Our timely implementation of new manufacturing technologies and the necessary installation of required productive equipment

•	Our ability to develop, manufacture and market innovative products in a rapidly changing technological environment

•	International events which affect the economic, social, political and health conditions in the countries in which we and our key customers operate

•	Fluctuations in the exchange rates between the U.S. dollar and the euro, and the U.S. dollar and the currencies of the other major countries in which we operate

•	Order cancellations or postponements from key customers

•	The anticipated benefits of research and development alliances and cooperative activities

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Form 20-F and as updated from time to time in other SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this offering memorandum as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this interim report to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material effect on our business or financial condition.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In millions of U.S. dollars, except per share data)

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
Net sales	$1,520	$1,702	$2,866	$3,319
Other revenues	11	—	20	2

Net revenues	1,531	1,702	2,886	3,321
Cost of sales	(955)	(1,095)	(1,858)	(2,147)

Gross profit	576	607	1,028	1,174
Selling, general and administrative	(160)	(191)	(301)	(366)
Research and development	(258)	(298)	(482)	(581)
Other income and expenses, net	(3)	3	(20)	18
Impairment, restructuring charges and other related closure costs	(8)	—	(18)	—

Operating income	147	121	207	245
Interest expense, net	(16)	(16)	(31)	(33)
Equity in loss of joint venture	(3)	(1)	(7)	(1)
Loss on extinguishment of convertible debt	—	(6)	—	(15)

Income before income taxes and minority interests	128	98	169	196
Income tax expense	(21)	(18)	(29)	(35)

Income before minority interests	107	80	140	161
Minority interests	(2)	—	(2)	(2)

Net income	$105	$80	$138	$159

Earnings per share (basic)	$0.12	$0.09	$0.15	$0.18

Earnings per share (diluted)	$0.12	$0.09	$0.15	$0.18

Number of weighted average shares used in calculating diluted earnings per share (in millions)	894.0	892.6	895.7	891.9

The accompanying notes are an integral part of these Unaudited Interim Consolidated  Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)

	As of
	December 31, 2002	June 28, 2003
	(audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,562	$887
Marketable securities	2	1,102
Trade accounts receivable	1,095	1,193
Inventories	930	1,107
Deferred tax assets	35	44
Other receivables and assets	567	593

Total current assets	5,191	4,926

Goodwill	159	237
Other intangible assets, net	311	339
Property, plant and equipment, net	6,220	6,364
Long-term deferred tax assets	28	33
Investments and other non-current assets	95	85

	6,813	7,058

Total assets	$12,004	$11,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	$19	$4
Current portion of long-term debt	146	176
Trade accounts payable	912	988
Other payables and accrued liabilities	606	518
Deferred tax liabilities	6	1
Accrued income tax	184	159

Total current liabilities	1,873	1,846

Long-term debt	2,797	2,288
Reserves for pension and termination indemnities	173	206
Long-term deferred tax liabilities	86	89
Other non-current liabilities	39	35

	3,095	2,618

Total liabilities	$4,968	$4,464

Commitments and contingencies
Minority interests	42	43
Common stock	1,144	1,144
• Preferred stock: 540,000,000 shares authorized, not issued
• Common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 901,232,190 shares issued, 887,832,190 shares outstanding
Capital surplus	1,864	1,866
Accumulated result	4,592	4,680
Accumulated other comprehensive (loss) income	(258)	135
Treasury stock	(348)	(348)

Shareholders’ equity	6,994	7,477

Total liabilities and shareholders’ equity	$12,004	$11,984

The accompanying notes are an integral part of these Unaudited Interim Consolidated  Financial Statements.

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(In millions of U.S. dollars)

	Six Months Ended
	June 29, 2002	June 28, 2003
Cash flows from operating activities:
Net income	$138	$159
Add (deduct) non-cash items:
Depreciation and amortization	652	771
Amortization of discount on convertible debt	41	40
Loss on extinguishment of convertible debt	—	15
Gain on the sale of marketable securities	(1)	—
Other non-cash items	16	(2)
Minority interest in net income of subsidiaries	2	2
Deferred income tax	8	(14)
Equity in loss of joint ventures	7	1
Change in assets and liabilities:
Trade receivables	(72)	(78)
Inventories	(35)	(115)
Trade payables	—	84
Other assets and liabilities, net	(114)	(87)

Net cash from operating activities	642	776
Cash flows from investing activities:
Payment for purchase of tangible assets	(472)	(554)
Payment for purchase of marketable securities	(1,198)	(1,100)
Proceeds from the sale of marketable securities	1	—
Investment in intangible and financial assets	(62)	(29)
Payment for acquisitions, net of cash received	(227)	(139)

Net cash used in investing activities	(1,958)	(1,822)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	67	—
Repayment of long-term debt	(127)	(550)
Decrease in short-term facilities	(8)	(14)
Capital increase	2	3
Payments to acquire treasury stock	(115)	—
Dividends paid	(36)	(71)
Other financing activities	—	—

Net cash used in financing activities	(217)	(632)
Effect of changes in exchange rates	11	3
Net cash decrease	(1,522)	(1,675)

Cash and cash equivalents at beginning of period	2,439	2,562

Cash and cash equivalents at end of period	$917	$887

The accompanying notes are an integral part of these Unaudited Interim Consolidated  Financial Statements.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(In millions of U.S. dollars, except per share data)

Description of Business

STMicroelectronics N.V. (the “Company”) is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “system-on-a-chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a
13-week basis. In 2003, the Company’s first quarter ended on March 29 and its second quarter ended on June 28, its third quarter will end on September 27 and its fourth quarter will end on December 31.

Basis of Presentation

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2002. The interim information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessarily to provide a fair statement of results for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

Certain prior year amounts have been reclassified to conform to the current year presentation. The interim financial statements should be read in conjunction with the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on March 14, 2003 (the “Form 20-F”).

Recent Accounting Pronouncements

In January 17, 2003, the Financial Accounting Standards Board issued Interpretation of Financial Accounting Standards No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as Variable Interest Entities (VIEs). An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and non-controlling interest of newly consolidated VIEs generally will be initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination. The provisions of FIN 46 are effective by June 15, 2003 for VIEs created prior to February 1, 2003. For VIEs created after January 31, 2003, the provisions are immediately effective. Transitional disclosures are required for all financial statements issued after January 31, 2003. The Company adopted FIN 46 and identified the following possible VIEs under the existing contracts:

•	a new joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% ownership and has committed to contribute certain future capital increases; and

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where the Company owns 44% and has commitments for future capital increases.

For these VIEs, the Company estimates that there is no material exposure to loss as a result of consolidation of the potential VIEs that could materially impact its results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (FAS 150), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Standard specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. The Standard covers a limited number of instruments that are to be classified as liabilities.

FAS 150 requires issuers to classify as liabilities the following types of “freestanding” financial instruments:

•	Mandatorily redeemable financial instruments

•	Obligations to repurchase the issuer’s equity shares by transferring assets

•	Certain obligations to issue a variable number of shares.

FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning June 15, 2003. The Company has early adopted FAS 150 in the second quarter of 2003, and determined that FAS 150 has no material effect on its financial position or results of operations.

Business combinations

On June 26, 2002, the Company acquired Alcatel Microelectronics, part of the Alcatel Group, which was manufacturing and marketing semiconductor integrated circuits. Concurrently, the Company sold the acquired mixed-signal business activities of Alcatel Microelectronics and also its fabrication facility to AMI Semiconductors, Inc. The consideration for the purchase of Alcatel Microelectronics net of the proceeds from the resale to AMI and purchase price adjustments recorded in the following quarters was $306, which was fully paid as of December 31, 2002. The acquisition was conducted to further develop the

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

Company’s strategic relationships with the Alcatel Group. Purchase price allocations resulted in the recording of intangible assets of $111 for core technologies, $58 for a supply contract signed with the Alcatel Group and $92 as goodwill. The core technologies and supply contract have average useful lives of four years. The Company also recorded a charge of $8 in the second quarter of 2002 for in-process research and development as certain of the acquired technologies had not reached technological feasibility and had no other alternative future use. The purchase price allocation is based on a third-party independent appraisal and makes reference to the future business assumptions made by the Company, based on management’s best knowledge of the acquired company and the industry.

During the second quarter 2003, the Company finalized the business combinations of Proton World International N.V. (“PWI”), of Tioga Technologies Ltd. and Incard S.p.A.

On April 24, 2003 the Company completed the acquisition of PWI, a company established in Belgium, a leading Smart card software company specialized in high-security, payment and identification Smart card systems. The cash consideration for the purchase of PWI was €37 (approximately $41). The terms of the agreement require the Company to pay additional royalty payments of up to $25, based on achieving future sales targets over the next ten years. The obligation to pay these contingent amounts is not beyond a reasonable doubt, and therefore no amount has been recorded as of June 28, 2003. The acquisition was conducted to significantly extend the Company’s know-how and participation in the Smart card value chain. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5, intangible assets of $8 for core technologies, $1 for customers’ relationships, $1 for trademarks and $36 for goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationship of four years and the trademarks of one year.

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel, through an asset transaction. The cash consideration for this acquisition was $12. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities, net of current and tangible assets by $1, intangible assets of $8 for core technologies and $5 for goodwill. The core technologies have an estimated useful life of five years.

On June 2, 2003, the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, and associated assets and liabilities, for cash consideration of approximately $89 plus approximately $2 in acquisition-related taxes and fees. As was the case in the acquisition of PWI, the acquisition of Incard was done to extend the Company’s know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. Purchase price allocation resulted in the booking of $33 of tangible and current assets net of assumed liabilities, intangible assets of $15 for core technologies, $4 for customers’ relationships, $3 for trademarks and $36 for goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationships of four years and the trademarks of three years.

For PWI and Incard, the purchase price allocation is based on a third-party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company believes to reflect the fair market value. Such assumptions may be revised, as the Company acquires further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2002. The first half 2002 has been adjusted to incorporate the results of Alcatel Microelectronics beginning on January 1, 2002. Additionally, pro forma information assumes that PWI and Tioga, both acquired in April 2003, and Incard, acquired in June 2003, had been acquired at the beginning of 2002. Additionally, the first half 2003 has been adjusted to incorporate the results of PWI, Tioga and Incard beginning on January 1, 2003. Such information is presented by the Company based on its best knowledge of the acquired companies. This is presented for informational purposes only and is not

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.

Pro forma Statements of Income	(unaudited)		(unaudited)
	Three Months ended		Six Months ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
	(In millions of U.S. dollars, except per share amounts)
Net revenues	1,557	1,714	2,949	3,358
Gross profit	585	610	1,049	1,189
Operating expenses	(450)	(489)	(860)	(938)
Operating profit	135	121	189	251
Net income	101	82	126	170
Earnings per share (basic)	0.11	0.09	0.14	0.19
Earnings per share (diluted)	0.11	0.09	0.14	0.19

As reported Statements of Income	(unaudited)		(unaudited)
	Three Months ended		Six Months ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
	(In millions of U.S. dollars, except per share amounts)
Net revenues	1,531	1,702	2,886	3,321
Gross profit	576	607	1,028	1,174
Operating expenses	(429)	(486)	(821)	(929)
Operating profit	147	121	207	245
Net income	105	80	138	159
Earnings per share (basic)	0.12	0.09	0.15	0.18
Earnings per share (diluted)	0.12	0.09	0.15	0.18

Other income and expenses, net

Other income and expenses, net include, among other things, funds received through government agencies for research and development expenses, the cost of new plants start-ups, foreign currency gains and losses, gains on sales of marketable securities and the costs of certain activities relating to intellectual property. The Company’s reported research and development expenses are mainly in the areas of product design, technology and development, and do not include marketing design center costs, which are accounted for as selling expenses or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
	(In millions of U.S dollars)
Research and development funding	13	15	23	34
Start-up costs	(8)	(12)	(38)	(20)
Exchange gain, net	5	5	8	12
Other	(13)	(5)	(13)	(8)

Total	(3)	3	(20)	18

Interest Expense, net

Interest expense, net consist of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
	(In millions of U.S. dollars)
Income	13	9	25	19
Expenses	(29)	(25)	(56)	(52)

Total	(16)	(16)	(31)	(33)

Equity in Loss of Joint Venture

During the third quarter of 2001, the Company and Hitachi Ltd. formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH Inc., was initially capitalized with the Company’s contribution of $15 of cash plus internally developed technologies with an agreed intrinsic value of $14 for a 44% interest. Hitachi Ltd. contributed $37 of cash for a 56% interest.

During 2002, the Company contributed $5 in cash to the SuperH Inc. joint venture. As a result of deteriorating market conditions and the inability of SuperH Inc. to meet its projected business plan objectives, at December 31, 2002, the Company wrote off the $4 remaining book value of its investment in SuperH Inc. and provisioned an additional $3 for a capital contribution that the Company was committed to and did make in the first quarter of 2003. During the second quarter of 2003, the Company made an additional capital contribution of $1. At June 28, 2003, the Company continues to maintain its 44% ownership of the joint venture.

The Company is accounting for its share in SuperH Inc. joint venture under the equity method based on the actual results of the joint venture. At June 28, 2003, the accumulated losses of the joint venture exceeded the Company’s total investment and the investment was shown at zero carrying value.

Under the agreement, the Company could be required to additionally contribute up to $15 in cash to the joint venture through September 2003. As of June 28, 2003, the Company does not believe that such payments are probable and therefore provisions have not been recorded for these contingent contributions.

Any future capital investment should be reviewed with new business plan in order to evaluate their potential impairment.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

Cash	Equivalents

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

Marketable Securities

Marketable securities totaled $1,102 as at June 28, 2003. In the first quarter of 2003 the Company invested $1,100 of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. No additional investments have been done in the second quarter 2003. These credit-linked deposits are reinvested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “A-” and in the convertible bonds issued by the Company (for an amount of $60). With the convertible bonds included in the underlying debt of the credit-linked deposits, preferential credit protection is being offered to a financial institution in the event of a default by the Company in repaying its outstanding convertible bonds. Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments on December 30, 2003, or on December 31, 2003 unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Inventories

Inventories consist of the following:

	As at	As at
	December 31, 2002	June 28, 2003
	(audited)	(unaudited)
	(In millions of U.S. dollars)
Raw materials	$53	$64
Work-in-process	656	756
Finished products	221	287

Total	$930	$1,107

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	As at	As at
	December 31, 2002	June 28, 2003
	(audited)	(unaudited)
	(In millions of U.S. dollars)
Goodwill	$159	$237
Other intangible assets	311	339

Total	$470	$576

As required by FAS 142, which was adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies, licenses purchased from third parties, and capitalized software either purchased from third-parties or internally developed, which are amortized over a period ranging from three to seven years.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

Long-term Debt

Long-term debt consists of the following:

	As at	As at
	December 31, 2002	June 28, 2003
	(audited)	(unaudited)
	(In millions of U.S. dollars)
STMicroelectronics SA (France)
3.05% (weighted average) bank loans due 2006	160	155
2.53% (weighted average) other bank loans	3	1
4.80% (weighted average) capital leases	32	34
STMicroelectronics S.r.l. (Italy)
5.78% (weighted average) bank loans due 2005	3	2
5.35% bank loan due 2006	21	20
0.90% bank loan due 2008	32	34
1.50% (weighted average) bank loans due 2009	19	20
3.43% (weighted average) other bank loans	13	14
STMicroelectronics N.V. (The Netherlands)
2.44% Liquid Yield Option Notes (LYONs) due 2009	780	790
3.75% convertible bonds due 2010	1,601	1,143
STMicroelectronics PTE (Singapore)
4.00% bank loan due 2007	144	142
2.01% (weighted average) other bank loans	29	28
STMicroelectronics (others)
3.81% (weighted average) other bank loans	106	81

Total long-term debt	2,943	2,464
Less current portion	146	176

Total long-term debt, less current portion	2,797	2,288

In the first quarter of 2003, the Company repurchased on the market a part of its Zero Coupon Senior Convertible Notes due 2010 (the “2010 bonds”) of approximately $429 aggregate principal amount at maturity. The total cash amount paid was approximately $328. The repurchased 2010 bonds were equivalent to 3,996,136 shares and have been cancelled.

In the second quarter of 2003, the Company repurchased on the market additional $214 aggregate principal amount at maturity of its 2010 bonds. The cash amount paid was approximately $167. The repurchased 2010 bonds were equivalent to 1,994,480 shares and have been cancelled.

In relation to these two repurchases, in the 2003 statement of income, the Company registered in the first quarter of 2003 a one-time non-operating pre-tax charge of $9 and in the second quarter an additional $6 charge related to the price paid in excess of the repurchased 2010 bonds accreted value and the write-off of the related capitalized offering expenses.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

	Three Months Ended		Six Months Ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In millions of U.S. dollars, except per share amounts)
Basic EPS:
Net income	105	80	138	159
Weighted average shares outstanding	887,524,599	887,699,431	888,628,383	887,629,106
EPS (basic)	0.12	0.09	0.15	0.18

Diluted EPS:
Net income	105	80	138	159
Interest expense on convertible debt, net of tax(1)	—	—	—	—

Net income, adjusted	105	80	138	159
Weighted average shares outstanding	887,524,599	887,699,431	888,628,383	887,629,106
Dilutive effect of stock options	6,438,230	4,931,336	7,120,917	4,221,239
Dilutive effect of convertible debt	—	—	—	—
Number of shares used in calculating EPS	893,962,829	892,630,767	895,749,300	891,850,345
EPS (diluted)	0.12	0.09	0.15	0.18

(1)	Due to the level of net income per share when compared to the interest expense on convertible debt, per share, there was no dilutive effect of convertible debt as at June 28, 2003 and June 29, 2002.

As of June 29, 2002, there were outstanding stock options exercisable into the equivalent of 47,286,925 common shares and the equivalent of 44,134,724 common shares for convertible debt.

As of June 28, 2003, common shares issued were 901,232,190 shares of which 13,400,000 shares owned by the Company as treasury stock.

As of June 28, 2003, there were outstanding stock options exercisable into the equivalent of 58,116,821 common shares and the equivalent of 38,144,108 common shares for convertible debt.

Fair value of stock-based compensation

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (FAS 148). This statement provides alternative transition methods for voluntary changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the required interim disclosures will be significantly similar to the annual disclosures. The transition provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 31, 2002. The interim disclosure requirements are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

However, regardless of the method used, all entities shall disclose: the method used; a tabular presentation of the net income and basic and diluted earnings per share as reported; the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported; the compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied; pro forma net income as if the fair value based method had been applied; pro forma basic diluted earnings per share as if the fair value method had been applied.

At June 28, 2003, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (EPS) is required by FAS 123 as if the Company had accounted for its stock-based awards to employees under the fair value method (which means to charge income statement for total stock-based employee compensation expense, net of related tax effects).

The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

	Three months ended	Three months ended	Six months Ended	Six months ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
Expected life (years)	5	5	5	5
Volatility	60%	60%	60%	60%
Risk-free interest rate	4.64%	2.25%	4.56%	2.71%
Dividend yield	0.2%	0.4%	0.2%	0.4%

The weighted average fair value of options granted during the second quarter of 2002 and the same period of 2003 was $16.78 and $11.64 per option, respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of applying the amortization of the fair-value of stock-based compensation over the vesting period duration.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

	(Unaudited)		(Unaudited)
	Three months ended	Three months ended	Six months ended	Six months ended
	June 29, 2002	June 28, 2003	June 29, 2002	June 28, 2003
Net income, as reported	105	80	138	159
Deduct: Total stock-based employee compensation expense determined under FAS 123, net of related tax effects	(52)	(57)	(93)	(108)

Net income, pro forma	53	23	45	51
Earnings per share:
Basic, as reported	0.12	0.09	0.15	0.18
Basic, pro forma	0.06	0.02	0.05	0.06

Diluted, as reported	0.12	0.09	0.15	0.18
Diluted, pro forma	0.06	0.02	0.05	0.06

Treasury Stock

As of December 31, 2002, the Company had repurchased 13,400,000 of its own common shares, for a total amount of $348, which were reflected at cost as a reduction of the shareholders’ equity. These repurchased shares have been designated to fund part of the Company’s stock option plan.

As of December 31, 2002, none of the common shares repurchased in 2001 and 2002 had been transferred to employees under the employee stock option plan.

During the first half of 2003, the Company did not repurchase any of its common shares.

Dividends

The annual general meeting of shareholders on March 12, 2003 decided the distribution of $0.08 per share as dividends. The dividend amount of $71 was paid in the second quarter of 2003.

Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly evaluates claims to determine whether they need to be readjusted based on the current information available to the Company. The Company will record a provision when it estimates that the claim could successfully be asserted. In the event of litigation, which is adversely determined with respects to the interests of the Company, or in the event we need to change the evaluation of a potential third-party claim, this could have a material adverse effect on the results of operations or the financial condition at the time it were to materialize.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(In millions of U.S. dollars, except per share data)

Purchase commitments and other commitments

The Company’s commitments as of June 28, 2003 were as follows:

	Payments due by period
	Total	2003	2004	2005	2006	2007	Thereafter
	(In millions of U.S. dollars)
Operating leases(1)	(138)	(13)	(20)	(17)	(14)	(13)	(61)
Purchase commitments(2)	(895)	(689)	(124)	(65)	(17)	—	—
Capital increase and share purchase(3)	(3)	(3)	—	—	—	—

	(1,036)	(705)	(144)	(82)	(31)	(13)	(61)

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Includes capital increases or repurchases that the Company is committed in the agreement with DNP Photmask Europe S.p.A.

Legal proceedings

The Company has from time to time received and may in future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. The Company records a provision when it estimates that the claim could be successfully asserted in a court of law and the loss is considered probable. In the event of litigation, which is adversely determined with respect to its interests, or in the event the Company needs to change its evaluation on a potential third-party claim based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company is involved in various lawsuits, claims, investigations and proceeding incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with various investigations, claims from customers or other party and tax disputes. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company is in discussions with several parties with respect to board patent cross-licenses for the past and the future (5 years or longer term). The inability of the Company and a third party to reach an agreement on terms for such a patent cross-licence has recently led to a dispute pending before United States courts. The Company currently estimates that this litigation will not have a material impact on its business and that it cannot reasonably estimate any probable loss which could result therefrom. Therefore, the Company has not made any provision as of June 28, 2003 which it may incur pursuant to such litigation.

Subsequent events

During the third quarter, the Company will define a plan to increase its cost competitiveness by migrating at least one-half of its European and U.S. 150mm wafer production either to finer geometry 200mm water fabs or to its 150mm wafer fab in Singapore, while enhancing its overall manufacturing capacity. The plan, which will include a time-table, related impairment and restructuring charges, as well as manufacturing cost savings, will be announced once it is completed, which is expected to be no later than when the Company announces its third quarter of 2003 results, expected to be in October.

On July 29, 2003, the Company announced the sale of sale of $1,217 aggregate principal amount at issuance of Zero Coupon Senior Convertible Bonds due 2013 (the “2013 bonds”) in the international capital markets. The 2013 bonds will constitute the Company’s direct, unsubordinated and unsecured obligations and will carry a zero coupon and be subject to a decretion in the amount due upon redemption or at maturity to produce a negative yield of minus 0.5% on a semi-annual bond equivalent basis. The Company granted the managers an option to increase the issue size by up to 15% for a period of up to 30 days from settlement. Assuming full exercise of this option, proceeds from the offering would be approximately $1,400. The holder of each 2013 bond will be entitled to convert each such bond into the Company’s common shares until maturity on July 5, 2013. The total amount of such shares will correspond to a maximum of 41.9 million underlying common shares, including the increase option, subject to adjustments. The conversion price is $33.43, equating to approximately a 55% premium above the average closing price of our shares on Euronext Paris and the Italian Stock Exchange on July 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 31, 2003	By:	/s/ PASQUALE PISTORIO
		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer

STMICROELECTRONICS N.V.

CERTIFICATIONS PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Pasquale Pistorio, certify that:

1.    I have reviewed this interim report on Form 6-K of STMicroelectronics N.V.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	[RESERVED]

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:    July 31, 2003

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio
President and Chief Executive Officer

CERTIFICATION

I, Carlo Ferro, certify that:

1.    I have reviewed this interim report on Form 6-K of STMicroelectronics N.V.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	[RESERVED]

c.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:    July 31, 2003

By:	/s/ CARLO FERRO
Carlo Ferro
Vice President and Chief Financial Officer

CERTIFICATION OF PASQUALE PISTORIO, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF STMICROELECTRONICS N.V. AND CARLO FERRO, CORPORATE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER(1) OF STMICROELECTRONICS N.V., PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the current report of STMicroelectronics N.V. (the “Company”) on Form 6-K for the period ending March 31, 2003, as submitted to the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.    The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 31, 2003		/s/ PASQUALE PISTORIO
	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Date: July 31, 2003		/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title:	Corporate Vice President and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO STMICROELECTRONICS N.V. AND WILL BE RETAINED BY STMICROELECTRONICS N.V. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.